SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SPX CORPORATION

(Name of Subject Company (Issuer))

SPX CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option TM Notes due May 9, 2021 (Zero Coupon-Senior)

(Title of Class of Securities)

784635 AF 1 and 784635 AE 4

(CUSIP Numbers of Class of Securities)

Christopher J. Kearney, Esq.

Vice President and General Counsel

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

(704) 752-4400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stuart Gelfond, Esq.

Fried, Frank, Harris, Shriver & Jacobson

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$253,826,450	$20,534.56

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option TM Notes due May 9, 2021 (Zero Coupon-Senior), as described herein, is $611.63 per $1,000 principal amount at maturity outstanding. As of April 11, 2003, there was approximately $415,000,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $253,826,450.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $20,534.56

Form or Registration No.:  Schedule TO (File No. 005-16002)

Filing Party:  SPX Corporation

Date Filed:  April 11, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

SPX Corporation, a Delaware corporation, (the “Company” or “SPX”), hereby amends and supplements its Tender Offer Statement on Schedule TO-I originally filed on April 11, 2003 (the “Schedule TO-I”), with respect to the offer by the Company to purchase the Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior) issued by the Company on May 9, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated April 11, 2003 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of May 9, 2001, between the Company and The Chase Manhattan Bank, as Trustee (“Trustee”) (the “Indenture”).

Item 11. Additional Information

Item 11 of the Schedule TO-I is hereby amended and supplemented to include the following information:

(i) On May 12, 2003, the Company issued the press release filed as Exhibit (a)(5)(B), which is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(B) Press release issued by SPX Corporation on May 12, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO-I is true, complete and correct.

SPX CORPORATION

By:	/s/ PATRICK J. O’LEARY
Name:	Patrick J. O’Leary
Title:	Vice President Finance, Treasurer And Chief Financial Officer

Dated: May 12, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of SPX Corporation Liquid Yield OptionTM Notes due May 9, 2021 (Zero Coupon-Senior), dated April 11, 2003.*

(a)(1)(B)	Form of Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Form W-9.*

(a)(5)(A)	Press Release issued by SPX Corporation on April 11, 2003.*

(a)(5)(B)	Press Release issued by SPX Corporation on May 12, 2003

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 9, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-68648), as filed with the Securities and Exchange Commission on August 29, 2001.

(d)(2)

Indenture, dated as of February 6, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February 28, 2001.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on April 11, 2003.

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